

Mail Stop 6010

February 4, 2008

Via Facsimile and U.S. Mail

Mr. Dennis Sunshine
Chief Executive Officer
Orbit International Corp.
80 Cabot Court
Hauppauge, NY   11788

> **Re: Orbit International Corp.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 0-3936**

Dear Mr. Sunshine:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief